REGIONAL HEALTH PROPERTIES, INC.

454 Satellite Boulevard NW, Suite 100

Suwanee, Georgia 30024

(678) 869-5116

February 23, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Nicholas Panos
Office of Mergers and Acquisitions

Ron Alper
Office of Real Estate and Construction

Re:

Request for Acceleration of Effectiveness of Regional Health Properties, Inc.’s Registration Statement on Form S-4 (File No. 333-256667) initially filed on June 1, 2021, as amended by Amendment No. 1 thereto filed on July 2, 2021, Amendment No. 2 thereto filed on February 11, 2022, and Amendment No. 3 thereto filed on February 22, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Regional Health Properties, Inc. hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-256667) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on February 25, 2022 at 9:00 a.m., Eastern time, or as soon thereafter as practicable.

Please call Clinton W. Rancher or Joshua Davidson of Baker Botts L.L.P. at (713) 229-1820 or (713) 229-1527, respectively, if you have any questions regarding this request, and please notify either of them when this request for acceleration has been granted.

[Signature on following page]

Very truly yours,

REGIONAL HEALTH PROPERTIES, INC.

By:	/s/ Brent Morrison
Brent Morrison
Chief Executive Officer and President

cc:	Clinton W. Rancher, Baker Botts L.L.P.
Joshua Davidson, Baker Botts L.L.P.